UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2011

Commission File Number: 001-15102

Embraer S.A.

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X        Form  40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This report on Form 6-K shall be deemed to be filed and incorporated by reference in the registration statement on Form F-3 (File No. 333-162103) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished. Information contained in the websites cited on this report on Form 6-K is not incorporated by reference in the referred registration statement on Form F-3.

EMBRAER S.A.

NOTICE TO THE MARKET

EMBRAER ANNOUNCES THE CONFIRMATION OF A SECOND BATCH OF TEN EMBRAER 190 BY CHINA’S CDB LEASING

A LOI was also signed by CBD Leasing to purchase a third group of ten EMBRAER 190

São José dos Campos, April 12, 2011 – Embraer announced that a tripartite signing ceremony was held earlier today in Beijing, P.R. China among Embraer, CDB Leasing Co., Ltd. (CLC) and China Southern Airlines Co., Ltd. CLC confirmed the purchase of a second batch of ten EMBRAER 190 as a follow-on order to an agreement concluded earlier this year when a first group of ten EMBRAER 190 was ordered. In addition, a LOI was also signed during the ceremony for a third group of ten EMBRAER 190s, which, if confirmed, will bring the total CLC order to 30 aircraft, which translates into a list price amount of US$ 1.25 billion.

All thirty EMBRAER 190 ordered by CLC will be operated by China Southern Airlines, the country’s largest airline, and the third airline in the world. China Southern Airlines will start receiving the EMBRAER 190 during the second half of this year.

“We are delighted to receive such incremental orders from CLC and China Southern Airlines. It’s an additional endorsement to our aircraft that will soon total 100 in China,” said Paulo César de Souza e Silva, Embraer Executive Vice President, Airline Market. “The continuous growth of the Chinese regional aviation market has opened up opportunities for airlines expanding their services in complete agreement with the central government policy. We are proud that the EMBRAER 190 has been recognized as an ideal tool to perform such role.”

“CLC is excited to reach an agreement with Embraer on another ten EMBRAER190s, following the original deal signed in January 2011, as well as the signing now of a LOI for an additional group of ten E-Jets. These orders further consolidate CLC’s cooperation and relationship with Embraer and China Southern,” said Wang Chong, CLC Chairman.

“We enjoy the sound cooperation with Embraer and have full confidence in its products. The EMBRAER 190 is a successful aircraft, well received by the worldwide market, with proven economics and performance. The new jets will be operated in Xinjiang to boost the regional economic development. The deal strengthens the partnership between China Southern and Embraer,” said Xu Jiebo, Vice President of China Southern Airlines.

About CDB Leasing Co., Ltd.

CDB Leasing Co., Ltd. (CLC) is a major non-banking financial institution controlled by the China Development Bank. It has registered capital of US$ 1.22 billion, and has approximately US$ 9.16 billion in total assets. The company owns the largest leasing fleet in China and, so far, it has delivered 78 aircraft to airlines.

About China Southern Airlines Co., Ltd.

China Southern Airlines Co., Ltd., one of the top three state-owned airlines in China, has 14 branches and five holding subsidiaries, as well as 53 international offices located in major metropolitan markets around the world. It operates the largest and most technologically advanced fleet, as well as the most extensive domestic network in China. Currently, the company operates 400 modern aircraft, including Embraer’s ERJ 145. In 1997, China Southern debuted on both the New York and Hong Kong Stock Exchanges, and in 2003 it was listed in Shanghai. In November 2007, China Southern officially joined the SkyTeam alliance, becoming the first domestic airline in the country with a global airline alliance. At the present time, the company operates six ERJ 145s.

For further information, please contact:

Phone: +55-12-3927-4404

Fax: +55-12-3922-6070

Address: Av. Brigadeiro Faria Lima, 2170. Putim. São José dos Campos – SP. CEP 12.227-901. Brazil.

Phone: 1-954-359-3492

Address: 276 SW 34th Street, Fort Lauderdale, FL 33315 USA

E-mail: investor.relations@embraer.com.br

www.embraer.com.br/ir

Contacts:

André Gaia – Head of Investor Relations

Juliana Villarinho Nascimento Kassiadis

Paulo Ferreira

Caio Pinez

Cláudio Massuda

Luciano Froes

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 12, 2011

Embraer S.A.

By:	/s/ Cynthia Marcondes Ferreira Benedetto
Name: Cynthia Marcondes Ferreira Benedetto
Title: Chief Financial Officer